

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 10, 2008

Room 7010

Ronald A. Ballschmiede
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
2103 Research Forest Drive
The Woodlands, TX 77380

> **Re:** **Chicago Bridge & Iron Company N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Fiscal Quarters Ended March 30, 2007 and September 30, 2007**
> **Form 8-K filed November 21, 2007**
> **File No. 001-12815**

Dear Mr. Ballschmiede:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief